August 29, 2024

Robert Rasmus
Chief Executive Officer
Arq, Inc.
8051 E. Maplewood Ave., Suite 210
Greenwood Village, CO 80111

       Re: Arq, Inc.
           Registration Statement on Form S-3
           Filed August 23, 2024
           File No. 333-281762
Dear Robert Rasmus:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Richie at 202-551-7857 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Jeffrey A. Sherman